Primary Business Name: BIDS TRADING L.P.   **BD Number: 141296**

BD - AMENDMENT

06/17/2019


BD - INDIRECT OWNERS


Ownership Codes:	NA - less than 5%	B - 10% but less than 25%	D - 50% but less than 75%
	A - 5% but less than 10%	C - 25% but less than 50%	E - 75% or more

Full Legal Name	DE/FE/I	Entity in Which Interest is Owned	Status	Date Acquired	Own. Code	Control Person	PR	CRD # (or SSN, IRS Tax #, Emp. ID)
BIDS HOLDINGS GP LLC	DE	BIDS HOLDINGS L.P.	GENERAL PARTNER	06/2006	F	Y	N	20-5087280